Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Petros Pharmaceuticals, Inc. on Form S-8 to be filed on or about January 22, 2021 of our report dated May 16, 2020, on our audits of the consolidated financial statements of Metuchen Pharmaceuticals, LLC and Subsidiaries as of December 31, 2019 (Successor) and 2018 (Successor), and for the year ended December 31, 2019 (Successor), and each of the periods December 10, 2018 through December 31, 2018 (Successor), and January 1, 2018 through December 9, 2018 (Predecessor), which report is included in the Petros Pharmaceuticals, Inc. prospectus dated October 30, 2020 on Form 424B3 filed on November 2, 2020. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

/s/EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

January 22, 2021